UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HATTERAS RAMIUS ADVANTAGE INSTITUTIONAL FUND
(Name of Subject Company (Issuer))

HATTERAS RAMIUS ADVANTAGE INSTITUTIONAL FUND
 (Name of Filing Person(s) (Issuer))

Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David B. Perkins
8540 Colonnade Center Drive
Suite 401
Raleigh, North Carolina 27615
919-846-2324
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael P. Malloy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996
215-988-2700

January 14, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$5,500,000 (approximately 100% of 11/30 NAV of expected available Shares) (a)	Amount of Filing Fee:	$638.55(b)

(a)           Calculated as the aggregate maximum value of Shares being purchased.

(b)           Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1.	SUMMARY TERM SHEET.

•
Hatteras Ramius Advantage Institutional Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 100.00% of the net assets of the Fund from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate shares in the Fund a Shareholder desires to tender, after giving effect to all allocations) calculated as of the Repurchase Date (as defined below).  The Fund has waived its “Repurchase Fee” in connection with the Offer and will not assess a fee for Shareholders who tender their Shares prior to having held such Shares for 12 consecutive months.  As used in this Schedule TO, the term “Share” or “Shares” refers to shares in the Fund or portions of Shares that constitute the class of security that is the subject of the Offer, and includes all or any portion of Shares as the context requires.  Shareholders that desire to tender Shares for purchase must do so by 12:00 midnight, Eastern Standard Time on May 9, 2011 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  The net asset value of Shares will be calculated for this purpose as of June 30, 2011, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

•	The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.

•
A Shareholder may tender all its Shares or a portion of its Shares; however, the minimum value of a repurchase is $50,000, subject to the discretion of the Fund to allow otherwise. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a NAV of less than $50,000, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund.  See Item 4(a)(1)(ii).

•
If a Shareholder tenders its Shares and the Fund purchases those Shares, the Fund will issue the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the unaudited net asset value of the Shares tendered (valued in accordance with the Fund’s Amended and Restated Agreement and Declaration of Trust dated as of June 9, 2009 (as it may be amended from time to time, the “Declaration of Trust”) and the Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on March 27, 2009 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”)) determined as of the Repurchase Date.

•
The Note will entitle the Shareholder to receive a payment in cash (valued according to the Registration Statement) equal to 100% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund.  The Fund may take up to 90 days after the Repurchase Date to make the payment.

•
Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

•
The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.  If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources:  cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash.  See Item 4(a)(1)(ii).

•
Shareholders that desire to tender Shares for purchase must do so by 12:00 midnight, Eastern Standard Time, on May 9, 2011 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Shareholder’s tender on or prior to March 15, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•
If a Shareholder would like the Fund to purchase all of its Shares or any portion of its Shares, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Hatteras Ramius Advantage Institutional Fund, c/o UMB Fund Services, Inc. at P.O. Box 1623, Milwaukee, Wisconsin 53201-1623, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3138, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on May 9, 2011.  IF THE SHAREHOLDER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMBFS PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON MAY 9, 2011).  See Item 4(a)(1)(vii).  The value of the Shares may change between November 30, 2010 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Shares being purchased will be determined.  See Item 2(b).  Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMB Fund Services, Inc. (“UMBFS”) at (800) 504-9070 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on May 9, 2011, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through the Repurchase Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shares for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)           The name of the issuer is “Hatteras Ramius Advantage Institutional Fund”.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company, and is organized as a Delaware statutory trust.  The principal executive office of the Fund is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and its telephone number is (919) 846-2324.

(b)           The title of the securities that are the subject of the Offer is “shares,” or portions thereof, in the Fund.  As of the close of business on November 30, 2010, the net asset value of the Fund was $10,945,367.  Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 100.00% of the net assets of the Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c)           There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Declaration of Trust and Registration Statement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Hatteras Ramius Advantage Institutional Fund”. The Fund’s principal executive office is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 and the telephone number is (919) 846-2324.  The investment manager of the Fund is Hatteras Capital Investment Management, LLC (the “Investment Manager”).  The principal executive office of the Investment Manager is located at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615.  The trustees on the Fund’s board of trustees (the “Board of Trustees”) are David B. Perkins, H. Alexander Holmes, Daniel K. Wilson, Steve E. Moss and Gregory S. Sellers.  Their address is c/o Hatteras Ramius Advantage Institutional Fund at 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina 27615.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)           (1) (i)                      Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 100.00% of the net assets of the Fund that are tendered by Shareholders by 12:00 midnight, Eastern Standard Time, on May 9, 2011 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on June 30, 2011, or, if the Offer is extended, as of any later Repurchase Date.  See Item 4(a)(1)(v) below.

A Shareholder may tender all of its Shares or a portion of its Shares.  If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $50,000, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. Each Shareholder that tenders Shares that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date.  The Note will entitle the Shareholder to receive a payment in an amount equal to 100% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Repurchase Date.  The Fund may take up to 90 days after the Repurchase Date to make the payment.

The purchase amount will be paid entirely in cash.

(iii)           The Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on May 9, 2011.  Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv)           Not applicable.

(v)           At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension.  If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated January 14, 2011, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)           Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Standard Time, May 9, 2011 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to March 15, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)           Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on May 9, 2011 (or if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.  A Shareholder choosing to fax a Letter of Transmittal to UMBFS must also send or deliver the original completed and executed Letter of Transmittal to UMBFS promptly thereafter.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)           For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)           If Shares in excess of approximately 100.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either:  (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)           The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares.  Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.

(xi)           Not applicable.

(xii)           The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer.  This discussion does not address any tax consequences that might apply for a stockholder who is not a U.S. person.  You should consult your own tax advisor for a complete description of the tax consequences to you of a sale of Shares pursuant to the Offer.

Your sale of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.”  In general, under Section 302 of the Internal Revenue Code (the “Code”), a repurchase of shares by a corporation is treated as a sale or exchange of the shares by the stockholder if the redemption (a) is “substantially disproportionate” with respect to the stockholder, (b) results in a “complete redemption” of the stockholder’s interest or (c) is “not essentially equivalent to a dividend” with respect to the stockholder.  For these purposes, a stockholder’s shares are generally deemed to include shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code.  It is expected that most Shareholders will tender 100% of their remaining Shares for cash pursuant to the Offer.  If you tender all of your shares, you will be considered to have made a “complete redemption” under Section 302, regardless of the constructive ownership rules set forth in Section 318.  If you tender less than 100% of your remaining Shares, you may still be able to qualify for sale or exchange treatment under one of the other two tests.  A “substantially disproportionate” redemption generally requires a reduction of at least 20% in the stockholder’s proportionate interest in the corporation after all repurchases of shares from all stockholders are taken into account.   A redemption “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the stockholder’s proportionate interest in the corporation, which should be the case if the stockholder has a minimal interest in the corporation, exercises no control over corporate affairs and suffers a reduction in his proportionate interest in the corporation.  The application of these principles to a regulated investment company is not, however, entirely clear, and it is possible that more redemptions might be considered to be presumptively “not equivalent to a dividend” for a Shareholder of the Fund than would be the case for other corporations.

If the sale of your Shares meets any of the tests for “sale or exchange” treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the tax basis of the Shares sold.  Such gain or loss will be a capital gain or loss if the Shares sold have been held by you as a capital asset.  In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for the Shares is more than one year.  The maximum capital gains rate currently applicable to such a sale of Shares by an individual will be 15%.

If none of the Code Section 302 tests described above is met, you may be treated as having received, in whole or in part, a dividend, return of capital or capital gain, depending on (1) whether there are sufficient otherwise undistributed earnings and profits to support a dividend and (2) your tax basis in the Shares.  The tax basis in the Shares tendered to the Fund remaining after any return of capital will be transferred to any remaining Shares held by you in the Fund.

The gross proceeds paid to a stockholder or other payee pursuant to the Offer will be subject to a withholding tax unless either:  (1) the stockholder has provided the stockholder’s taxpayer identification number/social security number on IRS Form W-9, and certifies under penalty of perjury:  (i) that the number is correct, and (ii) either that (A) the stockholder is exempt from backup withholding, (B) the stockholder is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends or (C) the Internal Revenue Service has notified the stockholder that the stockholder is no longer subject to backup withholding; or (2) an exception applies under applicable law and Treasury regulations.

(b)           Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s Registration Statement and Declaration of Trust, each of which was provided to each Shareholder in advance of subscribing for Shares, provide that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders, and that one of the factors the Board of Trustees will consider in making such determination is the recommendations of the Investment Manager.  The Registration Statement also states that the Investment Manager expects that they will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders quarterly each year.  The Fund commenced operations on August 7, 2009 and has made two previous offers to purchase Shares from Shareholders since inception.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, the Investment Manager, Ramius Alternative Solutions LLC, the Sub-Adviser of the Master Fund (the “Sub-Adviser”) or members of the Board of Trustees or any person controlling the Fund, the Investment Manager or the Sub-Adviser; and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)           The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and Declaration of Trust.

(b)           Shares that are tendered to the Fund in connection with the Offer will be retired. The Fund will no longer accept subscriptions for Shares and has determined to discontinue its investment operations.

(c)           On January 6, 2011, the Board of Trustees determined to discontinue investment operations and repurchase all outstanding Shares from Shareholders (other than the Investment Manager, as described below), as soon as practicable.  This decision was made after careful consideration of the Fund’s asset size and current expenses.  In connection with the pending close and repurchases, the Fund has discontinued accepting orders for the purchase of Fund Shares.

In addition to this Offer, the Board of Trustees has approved to make an initial tender offer to Shareholders (in an amount up to approximately 50% of the Fund’s net assets at the time of the offer) to purchase shares at their net asset value calculated as of March 31, 2011 (the “March Tender”).  The Investment Manager does not intend to tender all of its Shares and may, despite the fact that the Fund will no longer be accepting subscriptions from outside investors, purchase additional Shares, the proceeds of which may be used by the Fund to make payments in connection with the Offer and the March Tender.  Following completion of the Offer, it is anticipated that the Investment Manager will be the sole Shareholder of the Fund, during the completion of the Fund’s liquidation.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 100.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources:  cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (as described in paragraph (d) below).  Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) shares in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b)           There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)           Not applicable.

(d)           None of the Fund, the Investment Manager, the Sub-Adviser or the Board of Trustees or any person controlling the Fund, the Investment Manager or the Sub-Adviser has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.  Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be from withdrawals of its capital from the investment funds in which it invests or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	SHARES IN SECURITIES OF THE ISSUER.

(a)           Not applicable.

(b)           There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Investment Manager, the Sub-Adviser, any member of the Board of Trustees or any person controlling the Fund or the Investment Manager.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           (1)           The Fund commenced operations on August 7, 2009.  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:  Audited Financial Statements for the Period Ended March 31, 2010, previously filed with the SEC on Form N-CSR on June 7, 2010; and Unaudited Financial Statements for the Period Ended September 30, 2010, previously filed with the SEC on Form N-CSR on December 9, 2010.

(2)                      The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.

(3)                      Not applicable.

(4)                      NAV per Share $101.47 (11/30/10)

(b)           The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)           (2)                      None.

(2)                      None.

(3)                      Not applicable.

(4)                      Not applicable.

(5)                      None.

(b)           None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS RAMIUS ADVANTAGE INSTITUTIONAL FUND

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: President and Chairman of the Board of Trustees

HATTERAS CAPITAL INVESTMENT MANAGEMENT LLC
as Investment Manager

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: Managing Member

January 14, 2011

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Form of Letter from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.